Exhibit 99.1

Canopy Growth Completes Strategic Extract Supply Agreement With MediPharm Labs

SMITHS FALLS and BARRIE, ON, Nov. 29, 2018 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) and MediPharm Labs Inc. ("MediPharm"),  a specialized cannabis extraction business licensed under the Cannabis Act, and a wholly owned subsidiary of MediPharm Labs Corp. (TSXV: LABS) (together, the "Companies") have entered into a strategic supply agreement dated November 29, 2018.

Under the 18-month agreement, MediPharm will supply up to 900kg of cannabis extract for sale to Canopy Growth and its subsidiaries. Canopy Growth has committed to purchasing a minimum of 450kg with an option to purchase an additional 450kg.

"As the industry matures we are seeing exciting businesses like MediPharm establish specialized skill sets that will drive the industry forward. Extraction is now and will continue to be an opportunity to develop expertise and IP," said Bruce Linton, Chairman & Co-CEO, Canopy Growth.  "We continue to develop our own capacity in this area and are pleased to work with MediPharm, a leading team that has demonstrated it shares this vision."

Management of both Companies agree that today's announcement demonstrates a meaningful increase in total supply in the market and continue to believe that licensed capacity across Canada is capable of meeting the needs of the Canadian recreational and medical markets. This agreement will establish an early-mover advantage for both Companies to meet an immediate and unmet need across the country for value-add products such as Softgels.

"We are thrilled to work with Canopy Growth, the world's leading cannabis producer, to deliver the highest quality cannabis oil concentrates for medical patients and recreational consumers," said Pat McCutcheon, MediPharm Labs, President and Chief Executive Officer. "This sales agreement serves as a strong endorsement of MediPharm's industry leading extraction-only business model."

The ability to concentrate and stabilize cannabinoids in extract adds stability to the supply chain and increases options on future supply fluctuation as consumer preferences evolve. This is a nimble model that benefits both parties and Canadian consumers. As MediPharm finalizes its GMP certification, Canopy Growth will explore export opportunities as a part of this strategic agreement.

Here's to Future Growth.

About MediPharm Labs Corp.
Founded in 2015, MediPharm Labs is a pioneer in the cannabis industry and has the distinction of being the first company in Canada to become a licensed producer for cannabis oil production under the Access to Cannabis for Medical Purposes Regulations (ACMPR) without first receiving a cannabis cultivation licence. This expert focus on cannabis concentrates from its cGMP (current Good Manufacturing Practices) and ISO standard clean rooms and critical environments laboratory, allows MediPharm Labs to work with its established, Health Canada-approved cultivation partners to produce pharmaceutical-grade cannabis oil with a competitive advantage. MediPharm Labs is research-driven and focused on downstream secondary extraction methodology, distillation, and cannabinoid isolation and purification. MediPharm Labs provides B2B contract processing of cannabis to Canadian authorized licensed producers and appropriate international growers, supplying integrity-assured cannabis oil to qualified companies for sale under their own brand. In addition, MediPharm Labs will supply raw materials, formulations, processing and packaging for the creation of ready-to-sell advanced derivative products.

Through its subsidiary, MediPharm Labs Australia Pty. Ltd., MediPharm Labs has also completed its application process with the federal Office of Drug Control to extract and import medical cannabis products in Australia.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to strategic supply agreements. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Logo: MediPharm Labs (CNW Group/Canopy Growth Corporation)

SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Laura Lepore, Vice President, Investor Relations and Communications, Email: investors@medipharmlabs.com, Telephone: 705-719-7425 Ext. 216; Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 09:30e 29-NOV-18